Exhibit 99.8
SECOND AMENDMENT TO INDENTURE
     Second Amendment, dated as of April 16, 2009 (this “Second Amendment”), to the Indenture, dated as of November 9, 2006 (the “Indenture”), between BELLUS Health Inc., a corporation (formerly known as Neurochem Inc.) organized under the Canada Business Corporations Act (the “Company”), and The Bank of New York Mellon (formerly known as The Bank of New York), as trustee (the “Trustee”).
WITNESSETH:
     WHEREAS, Article IX of the Indenture provides that the Company, with the consent of the Trustee, may amend the Indenture upon the satisfaction of the requirements set forth in such Article IX, including, in the case of certain amendments, the consent of the Holders (as defined in the Indenture) of all the outstanding Securities (as defined in the Indentures);
     WHEREAS, the Holders of all of the outstanding Securities have consented to this Second Amendment and the other requirements set forth in Article IX have been satisfied; and
     WHEREAS, the Indenture has been heretofore amended by a First Amendment, dated as of December 15, 2008.
     NOW, THEREFORE, it is hereby agreed as follows:

ARTICLE I:
Amendments Relating to Conversion
Into Preferred Shares
     1.1. Conversion of the Securities into Preferred Shares. Article X of the Indenture is hereby amended to add a new Section 10.17, which shall read as follows in its entirety:
     10.17 Conversion into Preferred Shares
     The Securities of any Holder shall be converted into Preferred Shares (as hereinafter defined) at the Preferred Share Conversion Rate (as hereinafter defined) upon written notice to the Trustee from such Holder, requesting such conversion. The delivery by a Holder to the Trustee of a Consent to Second Amendment and Conversion Notice substantially in the form set forth in the Global Security, directing the Trustee to convert the Securities held by such Holder shall be the required notice of conversion into Preferred Shares for all purposes under the Indenture and the Securities. Notwithstanding anything to the contrary contained in the Indenture, following the giving of such notice and the delivery of the number of Preferred Shares for the Holder’s Securities as determined by the Preferred Share Conversion Rate to or upon the order of the Holder, the Holder shall no longer be deemed to hold Securities, shall have no rights under the Indenture and shall be deemed to be a shareholder of record of the Preferred Shares.
     “Preferred Shares” shall mean the Series A 6% Cumulative Convertible Preferred Shares of the Company, substantially in the form set forth in Schedule 1 to the Second Amendment to this Indenture.
     “Preferred Share Conversion Rate” shall mean 3,096 Preferred Shares per $1,000 principal amount of the Securities.
     1.2. U.S. Securities Act Matters.
          1.2.1 All Holders. The Holder of any Notes to be converted into Preferred Shares shall be deemed to acknowledge that the Preferred Shares (and any common shares of the Company into which the Preferred Shares may be converted) have not been registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”) or any state securities laws and may not be resold in the United States or to a U.S. person in the absence of an effective registration statement under the Securities Act or an exemption from such registration requirements. The Holder is an “accredited investor” within the meaning of Canadian National Instrument No. 45-106.
          1.2.2 U.S. Holders. The Holder of any Notes to be converted into Preferred Shares, if such Holder is located in the United States, shall be deemed to represent that:
(a)	Such Holder is an “accredited investor” as defined in Rule 501(a) under the Securities Act;

(b)	Such Holder understands that the Preferred Shares (and any common shares of the Company into which the Preferred Shares may be converted) may not be offered, sold, pledged or otherwise transferred except:
(i)	to the Company or any subsidiary thereof;

(ii)	outside the United States in accordance with Regulation S under the Securities Act;

(iii)	pursuant to an effective registration statement under the Securities Act;

(iv)	to a qualified institutional buyer in compliance with Rule 144A under the Securities Act; or

(v)	pursuant to an exemption from registration provided by Rule 144 under the Securities Act or any other available exemption from the registration requirements of the Securities Act and, in each case, the securities laws of any other applicable jurisdiction.
(c)	Such Holder understands that the Preferred Shares (and any common shares of the Company into which the Preferred Shares may be converted) may if directed by the Company bear a legend reflecting the restrictions described in 1.2.2(b) above in substantially the form of Exhibit AA to the Second Amendment and that the Company or its transfer agent may require an opinion of counsel or other evidence to determine that any transfer is being made in accordance with the Securities Act, applicable state securities laws and the securities laws of any other applicable jurisdiction.

          1.2.3 Trustee Not Responsible. The Trustee shall not be responsible for any of the representations in Section 1.2.1, 1.2.2, 2.1 or 2.2.
ARTICLE II: Other Amendments
     2.1. Section 2.1 of this Second Amendment shall be deemed to be identical to Section 1.2.1 of this Second Amendment.
     2.2. Section 2.2 of this Second Amendment shall be deemed to be identical to Section 1.2.2 of this Second Amendment.
     2.3. Amendments to Definitions.
     (a) Closing Sale Price. The definition of “Closing Sale Price” in Section 1.01 of the Indenture is hereby amended to read as follows in its entirety:
     “Closing Sale Price” means the price of a Common Share on the relevant date, determined (a) on the basis of the closing sale price per Common Share (or if no closing sale price per Common Share is reported, the average of the bid and ask prices per Common Share or, if more than one in either case, the average of the average bid and the average ask prices per Common Share) on such date on the Toronto Stock Exchange, or any successor thereto, or any other recognized securities exchange on which the Common Shares are then traded; or (b) if the Common Shares are not listed on a recognized securities exchange, as reported by National Quotation Bureau, Incorporated or a similar organization. In the absence of a quotation, the Closing Sale Price shall be such price as the Company shall reasonably determine on the basis of such quotations as most accurately reflecting the price that a fully informed buyer, acting on his own accord, would pay to a fully informed seller, acting on his own accord in an arms-length transaction, for a Common Share. The closing sale price and any other quotation, if not in U.S. dollars, shall be converted into U.S. dollars at the noon rate of exchange on the date of such sale or quotation as announced by the Bank of Canada.
     (b) Global Security. The definition of “Global Security” in Section 1.01 of the Indenture is hereby amended to read as follows in its entirety:
     “Global Security” means a Security substantially in the form of Exhibit A to the Second Amendment to this Indenture, which is incorporated and forms a part of this Indenture.
     (c) Second Amendment. Section 1.01 of the Indenture is hereby amended to insert the following definition after the definition of “SEC” and before the definition of “Securities”:

     “Second Amendment” means the Second Amendment to Indenture, dated as of April 16, 2009, amending this Indenture.
     2.4. Amendments to Article II of the Indenture.
     (a) Section 2.01. The first sentence of Section 2.01 of the Indenture is hereby amended to read as follows in its entirety:
     The Securities and the Trustee’s certificate of authentication shall be substantially in the form set forth in Exhibit A to the Second Amendment to this Indenture, which is incorporated in and forms a part of this Indenture, and by Company Order (subject to compliance with Sections 11.04 and 11.05 of the Indenture) the Company may direct the Trustee to exchange the global securities issued prior to the Second Amendment for a new global security substantially in the form of Exhibit A to the Second Amendment (provided, however, that the failure to make such exchange shall not affect the validity of the prior global securities, subject to the amendments made by the Second Amendment and the reduction in principal amount resulting from conversions into Preferred Shares).
     (b) Section 2.04. Section 2.04 is hereby amended to read as follows in its entirety:
     2.04 Paying Agent to Hold Money and Shares in Trust
     Each Paying Agent shall hold in trust for the benefit of the Securityholders or the Trustee all moneys and Common Shares held by the Paying Agent for the payment of Securities, and shall notify the Trustee of any Default by the Company in making any such payment. While any such Default continues, the Trustee may require a Paying Agent to pay all money and Common Shares held by it to the Trustee. The Company at any time may require a Paying Agent to pay all money and Common Shares held by it to the Trustee. Upon payment over to the Trustee, the Paying Agent shall have no further liability for such money and Common Shares. If the Company acts as Paying Agent, it shall segregate and hold as a separate trust fund all money and Common Shares held by it as Paying Agent.
     (c) Section 2.12. The first sentence of Section 2.12 of the Indenture is hereby amended to read as follows in its entirety:
     If and to the extent that the Company defaults in a payment of interest on the Securities, the Company shall pay the defaulted interest in any lawful manner plus, to the extent not prohibited by applicable statute or case law, interest on such defaulted interest at the rate provided in the Securities.

     (d) Section 2.14. Section 2.14 of the Indenture is hereby amended to add the following sentence at the end of such Section 2.14:
     If the Company has elected to make any interest payment in Common Shares as provided in the Securities, the Company shall make appropriate arrangements for the issuance and delivery of such Common Shares (and any cash required in lieu of fractional shares) to the Paying Agent by such time as will permit the Paying Agent to deliver such shares and cash to the Holders by the deadline prescribed therefor by the Depositary.
     2.5. Amendment to Article III of the Indenture.
     (a) The first sentence of Section 3.08 of the Indenture is hereby amended to substitute the words “on January 17, 2014, November 15, 2014” for the words “on November 15, 2011”.
     (b) Section 3.09 of the Indenture is hereby amended to add the following sentence at the end of paragraph (K) of such Section 3.09:
     For avoidance of doubt, a Change in Control shall not be deemed to have occurred as a result of the conversion of any Securities into Preferred Shares or the sale of the Company’s 15% senior secured convertible notes due 2014 occurring in conjunction with the Second Amendment to Indenture.
     2.6. Amendment to Article IV of the Indenture.
     (a) Section 4.01. The first paragraph of Section 4.01 of the Indenture is hereby amended to read as follows in its entirety:
     4.01 Payment Of Securities
     The Company shall pay all amounts due with respect to the Securities on the dates and in the manner provided in the Securities. All such amounts shall be considered paid on the date due if the Paying Agent holds (or, if the Company is acting as Paying Agent, the Company has segregated and holds in trust in accordance with Section 2.04) on that date money (and/or, if applicable as provided herein and in accordance herewith, other consideration) sufficient to pay the amount then due with respect to the Securities (unless there shall be a Default in the payment of such amounts to the respctive Holder(s)).
     (b) New Section 4.10. Article IV of the Indenture is hereby amended to add a new Section 4.10 to read as follows in its entirety:

     4.10 Additional Pari Passu or Junior Indebtedness
     From and after April 16, 2009, the Company shall not incur additional unsecured Indebtedness for borrowed money of the type normally evidenced by notes, bonds, debentures or other securities (but not including any existing bank facilities or the refinancing of such facilities) if such Indebtedness ranks pari passu or junior in right of payment to the Securities and any portion of the principal amount of such Indebtedness would become due and payable in the ordinary course (or would be redeemable at the option of the holder thereof) on or before January 17, 2014.
     2.7. Amendment to Article X of the Indenture.
     (a) Amendment to Section 10.01 of the Indenture. Paragraph (A)(vi) of Section 10.01 is hereby amended to read as follows in its entirety:
     (vi) Conversion during specified periods. The Securities may be surrendered for conversion at any time from, and including, October 15, 2012 to, and including November 15, 2012 and at any time on or after November 15, 2021.
     (b) Amendment to Section 10.02 of the Indenture. (i) The dates “October 15, 2009 and “November 15, 2009” referred to in Section 10.02(H)(iv) are hereby changed to “October 15, 2012” and “November 15, 2012,” respectively.
               (ii) Paragraph (L). The first sentence of Paragraph (L) of Section 10.01 is hereby amended to read as follows in its entirety:
     (L) Notwithstanding anything herein to the contrary, prior to November 16, 2011, no Holder shall have an entitlement to receive consideration, upon conversion of a Security, that does not consist of Common Shares or (in the case of a conversion pursuant to Section 10.17) Preferred Shares.
     (c) Amendment to Section 10.15 of the Indenture. Section 10.15 of the Indenture is hereby amended to read as follows in its entirety:
10.15	Adjustment To The Conversion Rate From, And Including, October 15, 2012 To, And Including, November 15, 2012.
     (A) At the open of business on October 15, 2012 (or, if such date is not a Business Day, the first Business Day thereafter), the Conversion Rate shall be adjusted (the “Section 10.15 Conversion Rate Adjustment”) to an amount (the “Initial Section 10.15 Conversion Rate”) equal to a fraction whose numerator is one thousand dollars ($1,000) and whose denominator is the arithmetic average of the Closing Sale Prices per Common Share during the twenty (20) Trading Days immediately preceding, and including, the third (3rd) Business Day immediately preceding October 15, 2012, which average shall be appropriately adjusted, by the

Board of Directors, in its good faith determination, which shall be described in a Board Resolution, to account for any adjustments to the Conversion Rate which shall have become effective, or any event requiring an adjustment to the Conversion Rate where the Ex Date of such event occurs, during such twenty (20) Trading Days; provided, however, that no such Section 10.15 Conversion Rate Adjustment shall be made if both (1) the Initial Section 10.15 Conversion Rate is less than the Conversion Rate that would otherwise be in effect at the open of business on October 15, 2012 (or, if such date is not a Business Day, the first Business Day thereafter) after giving effect to any other adjustments to the Conversion Rate required to be made pursuant to this Article X; and (2) at October 15, 2012, the Securities shall be presently convertible pursuant to Section 10.01(A)(i), Section 10.01(A)(ii), Section 10.01(A)(iii), Section 10.01(A)(iv) or Section 10.01(A)(v).
     (B) If the Conversion Rate shall have been adjusted pursuant to Section 10.15(A), then:
     (i) at the open of business on the Business Day immediately after November 15, 2012, the Conversion Rate will be readjusted back to the Conversion Rate that would have been in effect at such time if no Section 10.15 Conversion Rate Adjustment had occurred (for avoidance of doubt, after giving effect to any other adjustments to the Conversion Rate that were required to be made pursuant hereto from, and including, the open of business on October 15, 2012 (or, if such date is not a Business Day, the first Business Day thereafter) to, and including, the open of business on the Business Day immediately after November 15, 2012, assuming the Section 10.15 Conversion Rate Adjustment had not occurred);
     (ii) if the Company decides to seek shareholder approval in connection with the issuance of Common Shares due as Conversion Consideration upon any conversion of a Security where the Conversion Date of such conversion on or after October 15, 2012 and on or before November 15, 2012, then, notwithstanding anything herein to the contrary, the Company shall be permitted to delay the due date by which the Conversion Consideration with respect to such conversion would otherwise be due pursuant hereto until the fifth (5) Business Day after the obtaining of such requisite approval, which approval shall be obtained no later than January 15, 2013; provided, however, that nothing in this paragraph shall prevent the occurrence of a Default or Event of Default if the Company shall fail to deliver such Conversion Consideration by the due date permitted by this paragraph and the other terms hereof.
     (C) Notwithstanding anything herein to the contrary, a Holder that converts a Security where the Conversion Date is on or after October 15, 2012 and on or before November 15, 2012 shall be entitled to receive from the

Company, in cash (in addition to any other Conversion Consideration otherwise due upon such conversion), unpaid interest that has accrued on the portion of such Security being converted to, but excluding, such Conversion Date; provided, however, that if such Conversion Date is after a record date and on or before the related interest payment date, then unpaid interest that has accrued to, but excluding, such interest payment date shall be paid, on such interest payment date, to the Holder of record of such Security at the close of business on such record date, and the Holder converting such Security shall not be entitled to such accrued and unpaid interest unless such Holder was also such record holder. Notwithstanding anything herein to the contrary, a Holder that converts a Security where the Conversion Date is on or after October 15, 2012 and on or before November 15, 2012 shall not be required to make any payment to the Conversion Agent upon such conversion.
     (d) New Section 10.18. Article X of the Indenture is hereby amended to add a new Section 10.18 after Section 10.17:
10.18 Certain Additional Provisions Regarding the Preferred Share Conversion.
     (a) A Holder of Securities is not entitled, as such, to any rights of a holder of Preferred Shares unless and until such Holder has become a shareholder of record of the Preferred Shares in accordance with Section 10.17. No payment or adjustment will be made for accrued interest or additional interest on a converted Security or for dividends on any Preferred Shares prior to conversion. No Holder shall have the right to convert Securities into Preferred Shares after April 30, 2009.
     (b) If a Holder converts its Security into Preferred Shares, the Company shall pay any documentary, stamp or similar transfer tax or duty due on the issue, if any of Preferred Shares upon such conversion.
     (c) The Company has reserved out of its authorized but unissued Preferred Shares enough Preferred Shares to permit the conversion, in accordance with Section 10.17 of all of the Securities. All Preferred Shares which may be issued upon conversion of the Securities shall be validly issued, fully paid and non-assessable and shall be free of pre-emptive or similar rights and free of any lien or adverse claim. The Company shall comply with all securities laws regulating the offer and delivery of Preferred Shares upon conversion of Securities.
     (d) The Trustee shall not be accountable with respect to the validity or value (or the kind or amount) of any Preferred Shares, or any capital stock, other securities or other assets or property, which may at any time be issued or delivered upon conversion of any Securities, and the Trustee makes no representations with respect thereto. The Trustee shall not be responsible for any failure of the Company to issue, transfer or deliver any Preferred Shares or stock certificates or other securities or property or cash upon the surrender of any Securities for the purpose of conversion or to comply with any of the duties, responsibilities or covenants of the Company contained in this Article X. Without limiting the generality of the foregoing, the Trustee shall not be under any responsibility to determine the correctness of any provisions contained in the Second Amendment, but may accept as conclusive evidence of the correctness of any such provisions, and shall be protected in relying upon, the Officers’ Certificate with respect thereto.
ARTICLE III: Miscellaneous
     3.1. Other Capitalized Terms. Capitalized terms used but not defined herein are used as defined in the Indenture.
     3.2. Trustee Not Responsible. The Trustee makes no representation as to the validity or sufficiency of this Second Amendment. The recitals and statements herein are deemed to be those of the Company and not the Trustee.
     3.3. Governing Law. The laws of the State of New York, without regard to principles of conflicts of law, shall govern this Second Amendment.
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     IN WITNESS WHEREOF, the parties hereto have caused this Second Amendment to be duly executed as of the date first above written.

BELLUS HEALTH INC.
By:	(signed) Mariano Rodriguez
	Name:	Mariano Rodriguez
	Title:	Vice President, Finance and Chief Financial Officer

By:	(signed) David Skinner
	Name:	David Skinner
	Title:	Vice President, General Counsel and Corporate Secretary

THE BANK OF NEW YORK MELLON, as Trustee
By:	(signed) Lici Zhu
	Name:	Lici Zhu
	Title:	Assistant Vice President

Attachments
(1)	Schedule 1: Terms of the Series A 6% Cumulative Convertible Preferred Shares

(2)	Exhibit AA: Legend for Preferred Shares Issued to Persons Located in the United States (if directed by the Company)

(3)	Exhibit A to Second Amendment: Form of Global Note